Exhibit 99.1

Pan American Silver's Chairman Ross Beaty Receives Vale Medal from the Canadian Institute of Mining, Metallurgy and Petroleum

VANCOUVER, May 13, 2014 /CNW/ - Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) ("Pan American" or the "Company") is pleased to announce that its Chairman and founder, Ross Beaty, was honoured last night by being awarded the Vale Medal for Meritorious Contributions to Mining at the annual gala awards dinner of the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") held in conjunction with the CIM's annual convention. Founded in 1898, the CIM is the leading technical society of professionals in the Canadian minerals, metals, materials and energy industries. The Vale Medal is awarded annually as a mark of distinction and recognition to a person who has made a meritorious and practical contribution of outstanding importance to the mining and metallurgical industry of Canada.

Mr. Beaty commented, "I am very grateful to have been chosen as the recipient of the Vale Award by the CIM.  I have had the good fortune to work with a really outstanding team at Pan American over the years - each member has helped me build this fine company and each one also deserves recognition for this award."

About Pan American

Pan American's vision is to be the world's pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development.  The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia.  Pan American also owns several development projects in the USA, Mexico, Peru and Argentina.

SOURCE Pan American Silver Corp.

%CIK: 0000771992

For further information:

Information Contact
Kettina Cordero
Manager, Investor Relations
(604) 684-1175
ir@panamericansilver.com
www.panamericansilver.com

CO: Pan American Silver Corp.

CNW 20:54e 13-MAY-14